UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Section 13(a) -16 or 15(d) - 16 of the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2018

000-23697

(Commission file number)

EROS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

________________________________________

550 County Avenue

Secaucus, New Jersey 07094

Tel: (201) 558-9001

(Address of principal executive office)

_______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Incorporation by Reference

This Report on Form 6-K (other than Part II, Item 1.B hereof) shall be incorporated by reference into the Registrant's Form F-3 Registration Statement (File No. 333-219708), as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed or furnished by the Registrant under the Securities Act of 1933 or the Securities Act of 1934, in each case as amended.

EROS INTERNATIONAL PLC

Form 6-K

Part I- FINANCIAL INFORMATION

Item 1 – FINANCIAL STATEMENTS

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

	Note	June 30, 2018	March 31, 2018
ASSETS
Non-current assets
Property and equipment		$9,760	$10,013
Goodwill		3,800	3,800
Intangible assets — trade name		14,000	14,000
Intangible assets — content	6	1,004,763	998,543
Intangible assets — others		4,795	5,280
Available-for-sale financial assets	5	27,337	27,257
Trade and other receivables	7	8,401	9,144
Income tax receivable		1,252	1,269
Restricted deposits		1,505	1,100
Deferred income tax assets		74	351
Total non-current assets		$1,075,687	$1,070,757

Current assets
Inventories		$80	$353
Trade and other receivables	7	224,518	245,079
Cash and cash equivalents		86,054	87,762
Restricted deposits		6,695	6,368
Total current assets		317,347	339,562
Total assets		$1,393,034	$1,410,319

LIABILITIES
Current liabilities
Trade and other payables		$75,560	$72,142
Acceptances	9	8,464	8,898
Short-term borrowings	8	160,229	151,963
Current income tax payable		8,879	6,324
Total current liabilities		$253,132	$239,327

Non-current liabilities
Long-term borrowings	8	$112,628	$124,983
Other long-term liabilities		2,884	3,073
Deferred income tax liabilities		35,560	39,519
Total non-current liabilities		$151,072	$167,575
Total liabilities		$404,204	$406,902

EQUITY
Share capital	10	$36,472	$35,334
Share premium		491,357	453,997
Reserves		398,044	422,992
Other components of equity		(55,333)	(48,649)
JSOP reserve		(15,985)	(15,985)
Share application money pending allotment		—	18,000
Equity attributable to equity holders of Eros International Plc		$854,555	$865,689
Non-controlling interest		134,275	137,728
Total equity		$988,830	$1,003,417
Total liabilities and shareholder’s equity		$1,393,034	$1,410,319

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

		Three Months Ended June 30,
	Note	2018	2017

Revenue	17	$60,212	$60,832
Cost of sales		(36,571)	(34,955)
Gross profit		23,641	25,877
Administrative cost		(13,219)	(14,186)
Operating profit		10,422	11,691
Financing costs		(4,927)	(5,818)
Finance income		2,579	434
Net finance costs		(2,348)	(5,384)
Other gains/(losses)	13	(14,685)	(1,523)
(Loss)/Profit before tax		(6,611)	4,784
Income tax		(2,879)	(2,986)
(Loss)/Profit for the period		$(9,490)	$1,798

Attributable to:
Equity holders of Eros International Plc		$(13,591)	$(1,327)
Non-controlling interest		4,101	3,125

(loss) per share(cents)
Basic (loss) per share	12	(20.2)	(2.2)
Diluted (loss) per share	12	(20.3)	(2.3)

The accompanying notes are integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30,
	2018	2017

(Loss)/Profit for the period	$(9,490)	$1,798

Other comprehensive Income:
Items that will be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	(11,147)	(398)
Reclassification of the cash flow hedge to the statement operations, net of tax	—	187

Total other comprehensive income/(loss) for the period	$(11,147)	$(211)
Total comprehensive income for the period, net of tax	$(20,637)	$1,587

Attributable to:
Equity holders of Eros International Plc	$(20,241)	$(1,289)
Non-controlling interest	(396)	2,876

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share and per share data)

		Three Months Ended June 30,
	Note	2018	2017
Cash flows from operating activities:
(Loss)/Profit before tax		$(6,611)	$4,784
Adjustments for:
Depreciation		248	263
Share based payment	11	4,430	5,189
Amortization of intangible film and content rights		28,495	32,012
Amortization of other intangibles assets		471	369
Other non-cash items	14	20,678	1,482
Net finance costs		4,444	5,384
Loss on sale of property and equipment		—	4
Movement in trade and other receivables		(37,921)	(21,810)
Movement in inventories		264	5
Movement in trade and other payables		5,299	6,318
Cash generated from operations		19,797	34,000
Interest paid(*)		(3,094)	(5,948)
Income taxes paid		(1,580)	98
Net cash generated from operating activities		$15,123	$28,150

Cash flows from investing activities:

Purchases of property and equipment		(200)	(107)
Investment in restricted deposits held with banks		(1,102)	(31)
Purchase of intangible film and content rights (*)		(15,429)	(35,037)
Purchase of other intangible assets		(108)	—
Interest received		461	890
Net cash (used in) investing activities		$(16,378)	$(34,285)

Cash flows from financing activities:

Proceeds from issue of share capital		33	448
Proceeds from issue of shares by subsidiary		20	—
Proceeds from short-term debt		20,786	20,327
Repayment of short-term debt		(18,300)	(9,936)
Proceeds from long-term debt		76	—
Repayment of long-term debt		(2,556)	(3,067)
Net cash generated from financing activities		$59	$7,772

Net increase/(decrease) in cash and cash equivalents		(1,196)	1,637
Effect of exchange rate changes on cash and cash equivalents		(512)	813
Cash and cash equivalents, beginning of period		87,762	112,267
Cash and cash equivalents at the end of period		$86,054	$114,717

(*)The cash outflow towards intangible film and content right includes, interest paid and capitalized during the period ended June 30, 2018 and June 30, 2017 of $3,115 and $,3,681 respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Reconciliation of Liabilities arising from Financing activities:

	Long term debt(*)	Short term debt	Total
As at March 31, 2018	$188,909	$87,755	$276,664
Considered in cash flow (net)	(2,480)	2,486	6
Net finance cost	3,000	—	3,000
Movement in derivative financial instruments	282	—	282
Borrowing for purchase of property and equipment	99	—	99
Shares issued in lieu of convertible note	(19,391)	—	(19,391)
Convertible notes measured at fair value through profit and loss	21,323	—	21,323
Amortization of debt issuance cost	(153)	—	(153)
Exchange adjustment	(5,603)	(3,370)	(8,973)
As at June 30, 2018	$185,986	$86,871	$272,857

(*) including current portion and derivative financial instruments

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale fair value reserves	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Share Application Reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)
Balance as at March 31, 2018	$35,334	$453,997	$(56,722)	$6,238	$1,835	$—	$(22,752)	$70,484	$375,260	$(15,985)	$18,000	$865,689	$137,728	$1,003,417

Adoption of IFRS 9 (Refer Note 3)	—	—	(34)	—	—	—	—	—	(14,270)	—	—	(14,304)	(3,520)	(17,824)

Balance as at April 1, 2018	$35,334	$453,997	$(56,756)	$6,238	$1,835	$—	$(22,752)	$70,484	$360,990	$(15,985)	$18,000	$851,385	$134,208	$985,593

(Loss)/Profit for the period	—	—	—	—	—	—	—	—	(13,591)	—	—	(13,591)	4,101	(9,490)

Other comprehensive income/(loss) for the period	—	—	(6,650)	—	—	—	—	—	—	—	—	(6,650)	(4,497)	(11,147)

Total comprehensive income/(loss) for the period	—	—	(6,650)	—	—	—	—	—	(13,591)	—	—	(20,241)	(396)	(20,637)

Shares issued on exercise of employee stock options and awards	35	1,072	—	—	—	—	—	—	(1,074)	—	—	33	—	33

Share based Compensation	—	—	—	—	—	—	—	—	4,264	—	—	4,264	166	4,430

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	(277)	—	—	—	(277)	297	20

Shares pending for allotment	524	17,476	—	—	—	—	—	—	—	—	(18,000)	—	—	—

Shares issued in lieu of convertible notes	579	18,812	—	—	—	—	—	—	—	—	—	19,391	—	19,391

Balance as at June 30, 2018	$36,472	491,357	(63,406)	6,238	1,835	—	(22,752)	70,207	350,589	(15,985)	—	854,555	134,275	988,830

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale fair value reserves	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)
Balance as at April 1, 2017	$31,877	$399,686	$(55,810)	$6,238	$1,829	$(375)	$(22,752)	$70,275	$389,474	$(15,985)	$804,457	$79,091	$883,548

Profit for the period	—	—	—	—	—	—	—	—	(1,327)	—	(1,327)	3,125	1,798

Other comprehensive income/(loss) for the period	—	—	(144)	—	(5)	187	—	—	—	—	38	(249)	(211)

Total comprehensive income/(loss) for the period	—	—	(144)	—	(5)	187	—	—	(1,327)	—	(1,289)	2,876	1,587

Share based compensation	—	—	—	—	—	—	—	—	5,064	—	5,064	125	5,189

Shares issued on exercise of employee stock options and awards	5	469	—	—	—	—	—	—	(474)	—	—	—	—

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	6,512	—	—	6,512	16,955	23,467

Balance as at June 30, 2017	$31,882	400,155	(55,954)	6,238	1,824	(188)	(22,752)	76,787	392,737	(15,985)	814,744	99,047	913,791

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1.	DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION

Description of business

Eros International Plc (“Eros” and the “Company”) and its subsidiaries’ (together “the Company” or “the Group”) principal activities include the acquisition, co-production and distribution of Indian films and related content. Eros International Plc is the Group’s ultimate parent company. It is incorporated and domiciled in the Isle of Man. The address of Eros International Plc’s registered office is Victoria Road, Douglas, Isle of Man IM2 4DF.

These unaudited condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by IASB and should be read in conjunction with the audited consolidated financial statements and related notes included within our annual report, filed with the U.S. Securities and Exchange Commission on July 31, 2018 for the fiscal year ended March 31, 2018 (the “Annual Report”). The accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2018 other than the new standard adopted. The unaudited condensed consolidated interim financial statements for the three months ended June 30, 2018 were approved by the Board of Directors of Eros and authorized for issue on August 21, 2018.

2.	GOING CONCERN

The Group is exposed to uncertainties arising from the global economic climate and also in the markets in which it operates. Market conditions could lead to lower than anticipated demand for the Group’s services and exchange rate volatility could also impact reported performance. The Group has considered the impact of these and other uncertainties and factored them into their financial forecasts and assessment of covenant headroom.

The net monetary assets and liabilities position at June 30, 2018 and March 31, 2018 are positive. Further, the Group have generated positive operating cash flow before incurring capital expenditures for the three months ended June 30, 2018 and 2017 respectively. The Group’s forecasts and projections, taking account of reasonably possible changes in trading performance (and available mitigating actions), show that the Group will be able to operate within the expected limits of the Facilities and provide headroom against the covenants for the foreseeable future. For this reason, Management continues to adopt the going concern basis in preparing the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

3.	NEW STANDARDS ADOPTED AS AT APRIL1, 2018

Adoption of IFRS 15, "Revenue from Contracts with Customers"

On April 1, 2018, the Company adopted IFRS 15, “Revenue from Contracts with Customers” (‘IFRS 15’), using the modified retrospective method applied to all contracts as of April 1, 2018. Results for reporting periods beginning after April 1, 2018 are presented under IFRS 15, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under IAS 18, Revenues (‘IAS 18’).

As a result of adopting IFRS 15, amounts reported under IFRS 15 were not materially different from amounts that would have been reported under the previous revenue guidance of IAS 18, as such, cumulative adjustment to retained earnings is not material.

The Company generates all of its revenue from contracts with customers. The Company recognizes revenue when it satisfies a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that we expect to receive in exchange for those services. The Company determines revenue recognition through the following steps:

1.	Identification of the contract, or contracts, with a customer.
2.	Identification of the performance obligations in the contract.
3.	Determination of the transaction price.
4.	Allocation of the transaction price to the performance obligations in the contract
5.	Recognition of revenue when, or as, we satisfy a performance obligation.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

At contract inception, the Company assesses the services promised in our contracts with customers and identify a performance obligation for each promise to transfer to the customer a service (or bundle of services) that is distinct. To identify the performance obligations, the Company considers all of the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. The Company allocates the entire transaction price to a single performance obligation.

Five conditions must be met before revenue can be recognized: (i) there is persuasive evidence that an arrangement exists, (ii) the film is complete and has been delivered, (iii) the license period has begun, (vi) the price is fixed or determinable, and (v) collection is reasonably assured.

Adoption of IFRS 9, "Financial Instruments"

On April 1, 2018, the Company adopted IFRS 9, “Financial Instruments” (‘IFRS 9’), using the modified retrospective method applied as of April 1, 2018. IFRS 9 Financial Instruments replaces IAS 39 ‘Financial Instruments: Recognition and Measurement’ requirements with effect from April 1, 2018. When adopting IFRS 9, the Group elected not to restate prior periods. Rather, differences arising from the adoption of IFRS 9 in relation to classification, measurement, and impairment are recognised in opening retained earnings as at 1 April 2018.

Major changes in IFRS 9 as compared to IAS 39 is on account of introduction of the expected credit loss model and the changes in categories of financial assets and financial liabilities.

.

The adoption of IFRS 9 has mostly impacted the following areas:

•	The classification and measurement of the Group’s financial assets. Management holds most financial assets to hold and collect the associated cash flows.
•	The impairment of financial assets applying the expected credit loss model. This applies now to the Group’s trade receivables and other receivables. For contract assets arising from IFRS 15 and trade receivables, the Group applies a simplified model of recognising lifetime expected credit losses as these items do not have a significant financing component. For all other financial assets, expected credit losses are measured at an amount equal to the twenty-four month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.
•	the measurement of available for sale equity investments at cost less impairment. This investment is now measured at fair value with changes in fair value presented in other comprehensive income.
•	the recognition of gains and losses arising from the Group’s from own credit risk. The Group continues to elect the fair value option for certain financial liabilities which means that fair value movements from changes in the Group’s own credit risk are now presented in other comprehensive income rather than profit or loss.

Details showing the Classification and measurement of the Company’s financial instruments on adoption of IFRS 9 as of April 1, 2018.

	IAS 39 Category	IFRS 9 Category	Total carrying value	Total fair value
Financial Assets
Cash and cash equivalents	Loans and Receivables	At amortized cost	87,762	87,762
Restricted deposits	Loans and Receivables	At amortized cost	7,468	7,468
Available for sale financial assets	At cost less impairment	Financial assets at FVTOCI*	27,257	27,257
Trade and other receivables	Loans and Receivables	At amortized cost	235,726	235,726
Total			358,213	358,213

	IAS 39 Category	IFRS 9 Category	Total carrying value	Total fair value
Financial Liabilities
Total borrowings (excluding convertible notes)	At amortized cost	At amortized cost	190,936	174,533
Convertible notes	Financial liabilities at FVTPL	Financial liabilities at FVTPL**	86,010	86,010
Trade and other payables	At amortized cost	At amortized cost	72,142	72,142
Acceptances	At amortized cost	At amortized cost	8,898	8,898
Total			357,986	341,583

* FVTOCI – Fair value through other comprehensive income.

** FVTPL - Fair value through profit and loss.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The cumulative effect of the changes made to our consolidated April 1, 2018 balance sheet for the adoption of IFRS 9, Financial Instruments were as follows:

Assets	Balance at March 31, 2018 (Reported)	Adjustment Due to IFRS 9	Balance at April 1, 2018
Trade and other receivables	$254,223	$(18,497)	$235,726
Liabilities and Shareholders' Equity
Currency translation reserve	(56,722)	(34)	(56,756)
Retained earnings	375,260	(14,270)	360,990
Deferred income tax liabilities	39,519	(673)	38,846
Non-controlling interests	137,728	(3,520)	134,208

The impact of adoption of IFRS 9 on our consolidated statement of financial position as at June 30, 2018 was as follow.

Assets	Balance at June 30, 2018 (Without adoption of IFRS 9)	Adjustment Due to IFRS 9	Balance at June 30, 2018 (Reported)
Trade and other receivables	$252,788	$(19,869)	$232,919
Liabilities and Shareholders' Equity
Currency translation reserve	(63,397)	(9)	(63,406)
Retained earnings	366,757	(16,168)	350,589
Deferred income tax liabilities	36,233	(673)	35,560
Non-controlling interests	137,294	(3,019)	134,275

The impact of adoption of IFRS 9 on our consolidated statement of income as at June 30, 2018 was as follow.

	Three Months Ended June 30, 2018 (reported)	Adjustments on adoption of IFRS 9	Three Months Ended June 30, 2018 (without adoption of IFRS 9)
Revenue	60,212	4,130	64,342
Cost of sales	(36,571)	—	(36,571)
Gross profit	23,641	4,130	27,771
Administrative cost	(13,219)	1,680	(11,539)
Operating profit	10,422	5,810	16,232
Financing costs	(4,927)	—	(4,927)
Finance income	2,579	273	2,852
Net finance costs	(2,348)	273	(2,075)
Other gains/ (losses)	(14,685)	(4,581)	(19,266)
(Loss)/Profit before tax	(6,611)	1,502	(5,109)
Income tax	(2,879)	—	(2,879)
(Loss)/ Profit for the period	(9,490)	1,502	(7,988)

Attributable to:
Equity holders of Eros International Plc	(13,591)	1,898	(11,693)
Non-controlling interest	4,101	(396)	3,705

Accounting and reporting pronouncements not yet adopted

Certain new standards, interpretations and amendments to existing standards have been published that were not effective as of June 30, 2018. These will be mandatory for later periods. Those which are considered to be relevant to Group’s operations are set out below.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

IFRS 16 Leases: On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related Interpretations. The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of comprehensive income. The Standard also contains enhanced disclosure requirements for lessees. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Group is yet to evaluate the requirements of IFRS 16 and the impact on the consolidated financial statements.

IFRIC 23, Uncertainty over Income Tax Treatments: In June 2017, the International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 23 — Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12.

According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition:

•	Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors
•	Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group does not believe that this amendment will have a material impact on its consolidated financial statements.

Amendment to IAS 28

In October 2017, the International Accounting Standards Board (IASB) issued an amendment to IAS 28, to address the issue on accounting of long term interests in Associates and Joint ventures. The amendments clarify that an entity applies IFRS 9 Financial Instruments to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

The effective date for adoption of the amendment is 1 January 2019, however early adoption is permitted with disclosures. The Group does not believe that this amendment will have a material impact on its consolidated financial statements.

Amendment to IAS 19

In February, 2018, the International Accounting standards issued an amendment to IAS 19 to address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to:

Determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event

Determine net interest for the remainder of the period after the plan amendment, curtailment or settlement using: the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and the discount rate used to remeasure that net defined benefit liability (asset)

The effective date for adoption of the amendment is 1 January 2019, however early adoption is permitted. Given that the Group does not have any amendments to its defined benefit plan, the amendment does not have any impact on the Group.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

4.	SEASONALITY

The Groups’ financial position and results of operations for any period fluctuate due to film release schedules. Film release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

5.	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants. Assets and liabilities carried at fair value are classified in the following three categories.

•	Level 1 - fair value measurement derived from unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 - fair value measurement derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

•	Level 3 - fair value measurement derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

The table below presents assets and liabilities measured at fair value on a recurring basis, which are all category Level 2:

As at June 30, 2018
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	—	—	—
Total	—	—	—

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	—	—	—
Total	—	—	—

	As at March 31, 2018
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	282	—	282
Total	282	—	282

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	—	—	—
Total	—	—	—

Financial assets and liabilities subject to offsetting enforceable master netting arrangements or similar agreements as at June 30, 2018 are as follows:

	Fair value as at
	June 30, 2018	March 31, 2018

Cross currency swap	$—	$282
2012 Interest Rate Cap	—	—
2012 Interest Rate Floor	—	—
2012 Interest Rate Collar	—	—
Total	$—	$282

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

None of the above derivative instruments is designated in a hedging relationship. For the period ended June 30, 2018 gain of Nil (June 2017: a gain of $ 183) in respect of the above derivative instruments has been recognized in the statement of income within other gains and losses. Fair value of interest rate derivatives involving interest rate options is estimated as the present value of the estimated future cash flows based on observable yield curves using an option pricing model.

Reconciliation of Level 3 fair value measurements of financial assets

Available for sale financial assets

As at March 31, 2018	$27,257
Additions	80
As at June 30, 2018	$27,337

Management uses valuation techniques in measuring the fair value of financial instruments, where active market quotes are not available. In applying the valuation techniques, management makes maximum use of market inputs, and uses estimates and assumptions that are, as far as possible, consistent with observable data that market participants would use in pricing the instrument. Where applicable data is not observable, management uses its best estimate about the assumptions that market participants would make. Due to the range of potential outcomes in valuing these investments in unquoted equity instruments, the management was unable to give, with reasonable certainty, a fair value in the absence of detailed financial and/or valuation related information. Management has therefore held it at the carrying value which equates to the fair value on the reporting date.

Reconciliation of Level 3 fair value measurements of financial liabilities.

Convertible notes

As at March 31, 2018	$86,010
Interest	3,000
‘A’ Ordinary shares issued in lieu of convertible notes	(19,391)
Loss on fair value of notes	21,323
As at June 30, 2018	$90,942

Changing inputs to the Level 3 valuations to reasonably possible alternative assumptions would not change significantly amounts recognized in statement of income or statement of financial position.  Key assumptions are as follows.

Input	Method of computation	Value
Risk free rate	US treasury yield for applicable maturity	2.4%
Volatility of share price	Geometric Broewnian Motion	50%
Remaining tenure	Actual	1.5 years

Also refer Note 8.

There were no transfers between any levels.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

6.	INTANGIBLE CONTENT ASSETS

	Gross Content Assets	Accumulated Amortization	Net Content Assets

As at June 30, 2018
Film and content rights	$1,504,465	$(858,247)	$646,218
Content advances	342,550	—	342,550
Film productions	15,995	—	15,995
Non-current content assets	$1,863,010	$(858,247)	$1,004,763

As at March 31, 2018
Film and content rights	$1,493,099	$(854,991)	$638,108
Content advances	349,568	—	349,568
Film productions	10,867	—	10,867
Non-current content assets	$1,853,534	$(854,991)	$998,543

Changes in the content assets are as follows:

	As at
	June 30, 2018	March 31, 2018
Film and content rights
Opening balance	$638,108	$634,465
Amortization	(28,495)	(115,285)
Exchange difference	(5,679)	(414)
Deconsolidation	—	(20,688)
Transfer from film productions and content advances	42,284	140,030
Closing balance	$646,218	$638,108

Content advances
Opening balance	$349,568	$266,232
Additions	44,848	221,251
Impairment loss on content advances (*)	—	(353)
Exchange difference	(9,967)	(1,100)
Transfer to film and content rights	(41,899)	(136,462)
Closing balance	$342,550	$349,568

Film productions
Opening balance	$10,867	$3,931
Additions	6,175	10,521
Exchange difference	(662)	(17)
Transfer to film and content rights	(385)	(3,568)
Closing balance	$15,995	$10,867

(*) The impairment loss on content advances relate to amounts advanced, to the extent not considered recoverable, for prospective film productions that are not being developed further or not considered viable.

Film and content rights with a carrying amount of $303,145 (March 31, 2018: $321,474) have been pledged against secured borrowings.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

7.	TRADE AND OTHER RECEIVABLES

	As at
	June 30, 2018	March 31, 2018

Trade accounts receivables	$238,137	$235,191
Credit impairment (loss)	(29,615)	(10,193)
Trade accounts receivables net	208,522	224,998

Other receivables*	19,909	20,933
Share option receivables	43	—
Prepaid charges	389	2,700
Accrued revenues	4,056	5,592
Trade and other receivables	$232,919	$254,223

Current	224,518	245,079
Non-current	8,401	9,144
	$232,919	$254,223

The age of financial assets that are past due but not impaired were as follows:

	As at
	June 30, 2018	March 31, 2018

Not more than three months	$12,323	$40,249
More than three months but not more than six months	18,856	21,102
More than six months but not more than one year	24,604	15,813
More than one year	28,867	37,752
	$84,650	$114,916

Trade and other accounts receivables with a net carrying amount of $92,960 (March 31, 2018: $92,728) have been pledged against secured borrowings.

* includes derivative asset of Nil (March 2018: $ 282) and advance to content vendors $9,589 (March 31, 2018: $8,056) (net of credit impairment loss of $447).

The movement in the allowances for expected credit losses is as follows:

Three months ended June 30, 2018
Balance at the beginning of the period	$10,193
Impact of adoption of IFRS 9	18,050
Balance as on April 1, 2018	28,243
Charged to operations	8,091
Reversals(*)	(6,679)
Translation adjustment	(40)
Balance at the end of the period	$29,615

(*)Includes unwinding of expected credit loss and reversal of expected credit loss amounting to $ 2,098 and $4,581 and recorded in finance income and other gains/(losses), respectively. (Refer Note 14)

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Group from time to time will have significant concentration of credit risk in relation to individual theatrical releases, television syndication deals or music licenses. This risk is mitigated by contractual terms which seek to stagger receipts, de-recognition of financial assets and/or the release or airing of content. As at June 30, 2018, 21.2% (March 31, 2018: 20.5%) of trade account receivables were represented by the top five debtors and for the period ended June 30, 2018, a loss on de-recognition of financial assets measured at amortisation cost amounting to $1,304 (2018: $3,562) have been recognized in the statement of Income within other gains/(losses), net. The maximum exposure to credit risk is that shown within the statements of financial position, net of credit impairment (loss) $30,062 (2018: $10,193).

8.	BORROWINGS

An analysis of long-term borrowings is shown in the table below.

			As at
	Nominal Interest Rate	Maturity	June 30, 2018	March 31, 2018

Asset backed borrowings
Vehicle loan	7.5% - 10.25%	2017-21	$572	$560
Term loan	9.12% - 11.66%	2018-22	101	—
Term loan	BPLR+2.85%	2019-20	2,737	3,453
Term loan	BPLR+2.55% - 3.4%	2020-21	7,549	8,767
Term loan	13.75%	2022-23	8,416	9,580
Term loan	MCLR+3.45%	2021-22	10,693	11,976
			$30,068	$34,336

Unsecured borrowings
Retail bond	6.5%	2021-22	$66,033	70,055
Convertible notes(1)	14.2%	2020-21	90,942	86,010
			$156,975	$156,065

Nominal value of borrowings			$187,043	$190,401
Cumulative effect of unamortized costs			(1,057)	(1,210)
Installments due within one year			(73,358)	(64,208)
Long-term borrowings			$112,628	$124,983

Bank prime lending rate (“BPLR”) and Marginal Cost based lending rate (“MCLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

Analysis of short-term borrowings

		As at
	Nominal interest rate (%)	June 30, 2018	March 31, 2018

Asset backed borrowings
Export credit bill discounting and overdraft	BPLR+1-3.5%	$52,864	$43,518
Export credit and overdraft	LIBOR+4.5%	20,958	21,226
Short term loan	13-14.25%	13,049	11,537
Other short-term loan	10.20%	—	11,474
		$86,871	$87,755
Unsecured borrowings
Installments due within one year on long-term borrowings		73,358	64,208
Short-term borrowings		$160,229	$151,963

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1.	Eros International Plc. (“issuer”) issued Senior Convertible Notes (SCN or convertible notes) on 6 December 2017 amounting to $122,500 principal amount and option to purchase warrants up to 2,000 of A ordinary share for a term of 6 months at an offer price of $100,000 by private placement. The notes are payable in equal installments of $3,500 per month for 35 months. The installments can be paid either in cash or can be converted into A ordinary equity shares of the issuer at the option of the issuer as per the terms of the arrangement.

The holder of the notes can defer the payment of the amount due on any installment dates to another installment date as well as has the right to accelerate the payment on the notes as per the terms of the agreement

The Company has classified the instrument as a financial liability at fair value through profit or loss. The Company has used the Black – Scholes option pricing model to value the share warrants exercisable within six months and the Monte-Carlo simulation model to obtain the fair value of the convertible notes. The initial fair value of the financial liability recognized on the date of issue was $100,055. Fair value of the financial liability outstanding as at the date of reporting is $90,942.

The mark-to-market loss and interest expenses for the period ended June 30, 2018 amounting $21,323 and $3,000 have been recognized within other gain/(losses) and net finance cost, respectively, net in the Statement of Income.

The option to purchase warrants has expired in June 2018.

2.	Secured by pledge of shares held in the Group’s majority owned subsidiary, Eros International Media Limited, India.

3.	The Company has placed time deposits of $8,200 (2018: $7,468) which has been disclosed as restricted deposits.

4.	For the period ended June 30, 2018 capitalization rate of interest was 10.7% (March 31, 2018: 11.5%)

Fair value of the long-term borrowings as at June 30, 2018 is $175,938 (March 31, 2018: $172,788). Fair values of long-term financial liabilities except retail bonds and convertible notes have been determined by calculating their present values at the reporting date, using fixed effective market interest rates available to the respective entities within the Group. As at June 30, 2018, the fair value of retail bond amounting to $59,694 (March 31, 2018: $58,218) has been determined using quoted prices from the London Stock Exchange (LSE). As at June 30, 2018, the fair value of convertible notes amounting to $90,942 has been determined using implied cost of debt as on the issue date. Carrying amount of short-term borrowings approximates fair value.

9.	ACCEPTANCES

	June 30, 2018	March 31, 2018

Payable under the film financing arrangements	$8,464	$8,898
	$8,464	$8,898

Acceptances comprise of short – term credit availed from financial institutions for payment to film producers for film co-production arrangement entered by the group. The carrying value of acceptances are considered a reasonable approximation of fair value.

10.	ISSUED SHARE CAPITAL

	Number of Shares	GBP
Authorized

Ordinary shares of 30p each at March 31, 2018	100,000,000	30,000
Ordinary shares of 30p each at June 30, 2018	100,000,000	30,000

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

	Number of Shares		USD
Allotted, called up and fully paid	A Ordinary 30p Shares(*)	B Ordinary 30p Shares(*)	(in thousands)
As at March 31, 2017	41,312,202	19,379,382	$31,877
Issue of shares in the quarter ended June 30, 2017	12,000	—	5
Issue of shares in the quarter ended September 30, 2017	288,291	—	114
Issue of shares in the quarter ended December 31, 2017	1,681,520	—	657
Transfer of B Ordinary to A Ordinary share	9,666,667	(9,666,667)	—
Issue of shares in the quarter ended Mar 31, 2018	2,757,743		2,681

As at March 31, 2018	55,718,423	9,712,715	$35,334
Issue of shares in the quarter ended June 30, 2018	2,747,645	—	1,138
As at June 30, 2018	58,466,068	9,712,715	36,472

The Company issued A Ordinary shares as follows:

	Number of Shares
	June 30,		March 31,
	2018	2017	2018
Issuance to Founders Group (**)	1,225,323	—	1,421,520
Issuance towards settlement of Convertible notes	1,436,369	—	2,624,668
Exercise against Restricted Share Unit/ Management scheme	76,370	12,000	683,158
2015 Share Plan (***)	9,583	—	10,208
Total	2,747,645	12,000	4,739,554

(*) Each A ordinary shares is entitled to one vote on all matters and each B shares is entitled to ten votes.

(**) Average exercise price of $14.69 (June 2017 Nil and March 2018 $11.6)

(***) Average exercise price of $7.93 (June 2017 Nil and March 2018 $8.71)

Subsequent to the balance sheet date, the Company issued 3,111,088 A ordinary shares (to Reliance Industries Limited) for a total consideration of $46,666.

11.	SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three months ending June 30,
	2018	2017

IPO India Plan	$428	$370
JSOP Plan	—	615
Option award scheme 2012	—	101
2014 Share Plan	47	259
2015 Share Plan	7	36
Other share option awards*	1,461	1,568
Management scheme (staff share grant)	2,487	2,240
	$4,430	$5,189

(*) includes Restricted Share Unit (RSU) and Other share option plans.

In respect of 2,370 units/options granted towards RSU during the period ended June 30, 2018, grant date fair value approximates intrinsic value.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12.	EARNINGS PER SHARE

	Three months ended June 30,
	2018		2017
	Basic	Diluted	Basic	Diluted
(Loss) attributable to the equity holders of the parent	$(13,591)	(13,591)	$(1,327)	(1,327)
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking		(115)	—	(123)
Adjusted (loss) attributable to equity holders of the parent	$(13,591)	(13,706)	$(1,327)	(1,450)

Number of shares
Weighted average number of shares	67,362,810	67,362,810	60,628,345	60,628,345
Potential dilutive effect of Senior Convertible Bonds and share based compensation scheme in subsidiary undertaking	—	75,383	—	1,221,584
Adjusted earnings/(loss) attributable to equity holders of the parent	67,362,810	67,438,193	60,628,345	61,849,929

Earnings per share
Earning attributable to the equity holders of the parent per share (cents)	(20.2)	(20.3)	(2.2)	(2.3)

The above table does not split the earnings per share separately for the ‘A’ ordinary 30p shares and the ‘B’ ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings.

The Company excludes options with exercise prices that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive. During the three months ended June 30, 2018,1,085,000 shares were not included in diluted earnings per share (June 30, 2017: 2,114,670). Further, the Company have excluded convertible notes 7,179,487and restricted stock units 1,621,773 shares because their effect was anti-dilutive.

13.	OTHER GAINS/(LOSSES)

	Three months ended June 30,
	2018	2017

Foreign exchange (loss)/gain, net	$3,361	$(1,702)
(Loss) on sale of property and equipment	—	(4)
Reversal of expected credit loss	4,581	—
Net losses on de-recognition of financial assets measured at amortized cost, net(*)	(1,304)	—
Gain /(Loss) on financial liability (convertible notes) measured at fair value through profit and loss	(21,323)	—
Others	—	183
	$(14,685)	$(1,523)

(*) arising on assignment and novation of trade receivables and trade payables with no-recourse. Derecognition of aforesaid financial assets/liabilities measured at amortized cost is to mitigate both credit risk and liquidity risk

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

14.	NON-CASH EXPENSE/(INCOME)

Significant non-cash expenses/(income) except loss on sale of assets, share based compensation, depreciation, derivative interest and amortization were as follows:

	Three months ended June 30,
	2018	2017

Net losses on de-recognition of financial assets measured at amortized cost, net	$1,304	$—
Expected credit loss, net (refer note 7)	1,412	—
Unrealized foreign exchange loss/(gain)	(3,361)	1,665
Loss on financial liability (convertible notes) measured at fair value through profit and loss	21,323	—
Other	—	(183)
	$20,678	$1,482

15.	RELATED PARTY

		As at June 30, 2018		As at March 31, 2018
	Details of
	Transaction	Liability	Asset	Liability	Asset
Red Bridge Group Limited	President fees	$501	$—	$464	$—
550 County Avenue	Rent/Deposit	508	135	482	135
Line Cross Limited	Rent/Deposit	876	258	876	258
NextGen Films Private Limited	Purchase/Sale	—	37,690	—	38,862
Everest Entertainment LLP	Purchase/Sale	61	—	65	—
Lulla Family	Rent/Deposit	361	901	244	947
Lulla Family	Salary/Others	2,900	—	2,468	—

Key Management Compensation	Three months ended June 30,
	2018	2017

Salaries	$966	$1,237
Share based compensation	2,713	3,739
Pension	3	5
	$3,682	$4,981

The Lulla family refers to Mr. Arjan Lulla, Mr. Kishore Lulla, Mr. Sunil Lulla, Mrs. Manjula Lulla, Mrs. Krishika Lulla, Mrs. Rishika Lulla Singh, and Ms. Riddhima Lulla.

Mrs. Manjula Lulla, the wife of Kishore Lulla, is an employee of Eros International Plc. and is entitled to a salary of $35 per quarter.

Mrs. Krishika Lulla, the wife of Sunil Lulla, is an employee of Eros India and is entitled to a salary of $33 per quarter, Ms Ridhima Lulla, the daughter of Kishore Lulla, is an employee of an entity and is entitled to a salary of $38 per quarter.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

16.	NON-CONTROLLING INTERESTS

Details of subsidiary that have material non-controlling interests

The Group has a number of subsidiaries held directly and indirectly which operate and are incorporated around the world. The non-controlling interests that are material to the Group relate to Eros International Media Limited whose principal place of business is in India.

As at June 30, 2018, non-controlling interests held an economic interest by virtue of shareholding of 39.95% (March 2018: 39.87%).

	Period ended June 30
	(in thousands)
EIML	2018	2017
Current assets	$149,396	$164,559
Non-current assets	399,426	417,688
Current liabilities	(158,613)	(189,318)
Non-current liabilities	(56,943)	(78,687)
Total net assets attributable	$333,266	$314,242
Equity attributable to owners of the Group	$198,991	$210,354
Equity attributable to non-controlling interests	$134,275	$103,888

Revenue	$32,909	$40,503
Expenses	(22,787)	(31,254)
Profit for the period	$10,122	$9,249
Profit attributable to the owners of the Group	$6,021	$6,125
Profit attributable to non-controlling interests	$4,101	$3,124

Other comprehensive (loss)/income during the period	$(11,114)	$(1,972)
Total comprehensive income during the period	$(992)	$7,277
Total comprehensive income attributable to the owners of the Group	(596)	4,815
Total comprehensive income attributable to non-controlling interests	(396)	2,462

Net cash inflow from operating activities	$9,389	$7,312
Net cash outflow from investing activities	(10,515)	(15,207)
Net cash inflow from financing activities	26	9,350
Net cash (outflow)/inflow	$(1,100)	$1,455

17.	BUSINESS SEGMENTAL DATA

The Group acquires, co-produces and distributes Indian films in multiple formats worldwide. Film content is monitored and strategic decisions around the business operations are made based on the film content, whether it is new release or library. Hence, Management identifies only one operating segment in the business, film content. We distribute our film content to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. As a result of these distribution activities, Eros has identified four geographic markets: India, North America, Europe and the Rest of the world.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

	Three months ended June 30,
	2018	2017
Revenue by customer's location
India	$25,831	$26,999
Europe	312	1,226
North America	1,349	1,169
Rest of the world	32,720	31,438
Total Revenue	$60,212	$60,832

Revenue of $14,810 (June 30, 2017: $21,224) from the United Arab Emirates is included within Rest of the world and revenue of $96 (June 30, 2017: $ 435) from the United Kingdom is included under Europe in the above table. In each year no revenue arose in the Isle of Man.

	Three months ended June 30,
	2018	2017
Revenue by group's operation
India	$21,954	$25,368
Europe	15,296	9,566
North America	297	180
Rest of the world	22,665	25,718
Total Revenue	$60,212	$60,832

Revenue of $16,290 (June 30, 2017: $13,590) from the United Arab Emirates is included within Rest of the world and revenue of $15,296 (June 30, 2017: $9,566) from United Kingdom and Isle of Man is included under Europe in the above table.

	Total	India	North America	Europe	Rest of the World
Assets by geographical area
As of June 30, 2018	$1,038,624	$326,000	$7	$19,994	$692,623
As of March 31, 2018	$1,032,736	$354,843	$7	$18,678	$659,208

Segment assets of $ 590,225 (2018: $570,016) in the United Arab Emirates is included under Rest of the world and segment assets of $19,790 (2018: $18,678) in the United Kingdom is included under Europe in the above table. In each year, there were no segment assets in the Isle of Man.

(*) Non-current assets include property and equipment, intangibles assets (tradename, content and others) goodwill and restricted deposit by geographic area.

Item 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Management’s discussion and analysis of financial condition and results of operations is a supplement to and should be read in conjunction with the accompanying consolidated financial statements and related notes. This section provides additional information regarding Eros International Plc's (“Eros,” “Company,” “we,” “us,” or “our”) businesses, current developments, results of operations, cash flows and financial condition. Additional context can also be found in the Annual Report.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this report and in related comments by Eros' management contains forward-looking statements. In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” “believe,” “feel,” “contemplate,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros' future prospects, developments and business strategies. Similarly, statements that describe Eros' strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this form. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Such risks and uncertainties include a variety of factors, some of which are beyond Eros' control, including but not limited to market conditions and economic conditions.

Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption "Risk Factors" in Eros' Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros' actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Business Overview

We are a leading global company in the Indian film entertainment industry, and we co-produce, acquire and distribute Indian language films in multiple formats worldwide. We believe that our success is built on the relationships we have cultivated over the past 40 years with leading talent, production companies, exhibitors and other key participants in our industry

(dollars in millions)	Three Months Ended June 30
	2018	2017	% change

Revenue	$60.2	$60.8	(1)

Gross profit	23.6	25.9	(8.9)

Operating profit	10.4	11.7	(11.1)

Adjusted EBITDA(1)	19.2	15.8	21.5

Adjusted Gross EBITDA	47.7	47.8	(0.2)

(1)	A reconciliation of the non-GAAP financial measures discussed to our IFRS net income is included below.

Financial Results for the Three Months Ended June 30, 2018

Revenue

In the three months ended June 30, 2018, the Eros film slate was comprised of 14 films of which one was medium budget film and 13 were low budget films as compared to 5 films in the three months ended June 30, 2017, of which one was high budget, one was medium budget and 3 were low budget films.

In the three months ended June 30, 2018, the Company’s slate of 14 films comprised of 3 Hindi films, 2 Tamil films and 9 regional language films as compared to the same period last year where its slate of 5 films comprised one Hindi film, one Tamil film and 3 regional films.

Three months ended	High	Medium	Low	Total
June 30, 2018		1	13	14
June 30, 2017	1	1	3	5

The gross revenue for June 30, 2018 is $ 64.3 million compared to $60.8 million for the three months ended June 30, 2017. But due to credit impairment loss adjustment amounting to $4.1 million on adoption of IFRS 9, the reported net revenue is $ 60.2 million for the three months ended June 30, 2018.

For the three months ended June 30, 2018, aggregate theatrical revenues decreased by 36.9% to $14.9 million from $23.6 million for the three months ended June 30, 2017, primarily due to the mix of films.

For the three months ended June 30, 2018, aggregate revenues from television syndication increased by 7.5% to $ 18.7 million from $17.4 million for the three months ended June 30, 2017, mainly due to increased catalogue revenues.

For the three months ended June 30, 2018, the aggregate revenues from digital and ancillary increased by 34.3 % to $26.6 million from $19.8 million for the three months ended June 30, 2017 primarily on account of contribution from catalogue revenues and revenues from digital business.

Revenue from India decreased by 13.4% to $22.0 million in the three months ended June 30, 2018, compared to $25.4 million in the three months ended June 30, 2017 primarily due to the mix of films.

Revenue from Europe increased by 59.4 % to $15.3 million in the three months ended June 30, 2018, compared to $9.6 million in the three months ended June 30, 2017. This was due to higher contribution from the monetization of catalogue films.

Revenue from North America increased by 50% to $ 0.3 million in the three months ended June 30, 2018, compared to $0.2 million in the three months ended June 30, 2017.

Revenue from the rest of the world decreased by 12.1% to $22.6 million in the three months ended June 30, 2018, compared to $25.7 million in the three months ended June 30, 2017. This was on account of relatively lower theatrical revenue from the film slate.

Cost of sales

For the three months ended June 30, 2018, cost of sales increased by 4.6% to $36.6 million compared to $35.0 million in the three months ended June 30, 2017. The increase was mainly due to higher marketing and advertising costs, partially offset on account of lower amortization costs of film intangible and content rights.

Gross profit

For the three months ended June 30, 2018, gross profit decreased by 8.9% to $ 23.6 million, compared to $25.9 million in the three months ended June 30, 2017. As a percentage of revenues, the Company’s gross profit margin was 39.2% in the three months ended June 30, 2018, compared to 42.6% in the three months ended June 30, 2017. The decrease was mainly due to higher marketing costs and credit impairment loss adjustment amounting to $4.1 million on adoption of IFRS 9, partially offset on account of lower amortization costs of film intangible and content rights.

Administrative costs

For the three months ended June 30, 2018, administrative costs decreased by 7.0 % to $ 13.2 million compared to $14.2 million for the three months ended June 30, 2017. The administrative costs for the three months ended June 30, 2018 is after considering charge of credit impairment amounting to $1.6 million on adoption of IFRS 9. Thus, gross administrative costs has been decreased by $2.6 million mainly on account of reduction in other administrative costs and decrease in share based compensation costs.

EBIT (Non- GAAP)

For the three months ended June 30, 2018, gross EBIT is $ 16.2 million compared to $11.7 million in the three months ended June 30, 2017. But due to credit impairment charge on revenue and administrative costs amounting to $4.1 million and $1.6 million respectively on adoption of IFRS 9, the net EBIT is $10.4 million for the three months ended June 30, 2018

Adjusted EBITDA (Non- GAAP)

For the three months ended June 30, 2018, Adjusted EBITDA increased by 21.5% to $ 19.2 million compared to $15.8 million in the three months ended June 30, 2017 mainly due to lower amortization cost of intangible film and content rights, partially offset on account of higher marketing and advertisement costs.

Net finance costs

For the three months ended June 30, 2018, net finance costs decreased by 57.4% to $ 2.3 million, compared to $5.4 million in the three months ended June 30, 2017 mainly due to unwinding of credit impairment loss reserve by $2.1 million and reduction in borrowing costs.

Income tax expense

For the three months ended June 30, 2018, income tax expenses decreased by 3.3% to $2.9 million, compared to $3 million in the three months ended June 30, 2017. Effective income tax rates were 15.0% and 30.5% for June 30, 2018 and June 30, 2017, respectively excluding non-deductible share-based payment charges and gain/loss on fair valuation of financial instrument, including derivative liabilities. The change in effective rate principally reflects a change in the mix of the profits earned from taxable and non- taxable jurisdictions.

Trade Receivables

As of June 30, 2018, Trade Receivables decreased to $208.5million from $225.0 million as of March 31, 2018.

Net Debt

As of June 30, 2018, net debt decreased by 1.3% to $186.8 million from $189.2 million as of March 31, 2018.

Conventions used in this Report

High Budget films refer to Hindi films with direct production costs in excess of $8.5 million and Tamil as well as Telugu films with direct production costs in excess of $7.0 million. Low Budget films refer to Hindi, Tamil and Telugu films with less than $1.0 million in direct production costs. Medium Budget films refer to Hindi, Tamil and Telugu films within the remaining range of direct production costs.

Reconciliation of adjusted EBITDA

In addition to the results prepared in accordance with IFRS, the Company has presented Adjusted EBITDA. The Company uses Adjusted EBITDA along with other IFRSs measures to evaluate operating performance. Adjusted EBITDA is defined as EBITDA adjusted for (gains)/impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives), transactions costs relating to equity transactions, share based payments, loss/(gain) on sale of property and equipment, Loss on de-recognition of financial assets measured at amortized cost, net, Credit impairment loss, net, Loss on financial liability (convertible notes) measured at fair value through profit and loss, Loss on deconsolidation of a subsidiary and Impairment of goodwill.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital changes or tax position. However, our management team believes that Adjusted EBITDA is useful to an investor in evaluating our results of operations because this measure:

•	is widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such, term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

•	helps investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and

•	is used by our management team for various other purposes, including in presentations to our board of directors, as a basis for strategic planning and forecasting.

See the supplemental financial schedules for reconciliations to IFRSs measures in the table below, which presents a reconciliation of our Adjusted EBITDA to net income.

Adjusted EBITDA

	Three months ended June 30,
	2018	2017
	(in thousand)
Net income (GAAP)	$(9,490)	$1,798
Income tax expense	2,879	2,986
Net finance costs	2,348	5,384
Depreciation	248	263
Amortization(1)	471	369
EBITDA	(3,544)	10,800
Share based payment(2)	4,430	5,189
Loss on sale of property and equipment	—	4
Reversal of expected credit loss	(4,581)	—
Loss on de-recognition of financial assets measured at amortized cost, net	1,304	—
Closure of derivative asset	249	—
Loss/(Gain) on financial liability (convertible notes) measured at fair value through profit and loss	21,323	—
Others		(183)
Adjusted EBITDA (Non-GAAP)	$19,181	$15,810
Amortization of intangible film and content rights	28,495	32,012
Gross Adjusted EBITDA	47,676	47,822

(1) Includes only amortization of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.

PART II. OTHER INFORMATION

ITEM 1. Legal Proceedings

In the normal course of business, we experience routine claims and legal proceedings. It is the opinion of our management, based on information available at this time, that none of the current claims and proceedings will have a material adverse effect on our consolidated financial position, results of operations or cash flows. For details, see the audited consolidated financial statements and related notes included within our Annual Report.

•	Beginning on November 13, 2015, Eros International Plc was named a defendant in five substantially similar putative class action lawsuits filed in federal court in New Jersey and New York by purported shareholders of the Company. The three actions in New Jersey were consolidated, and, on May 17, 2016, were transferred to the United States District Court for the Southern District of New York where they were then consolidated with the other two actions on May 27, 2016. On September 25, 2017, the United States District Court for the Southern District of New York entered a Memorandum & Order dismissing all of the claims that were asserted in the consolidated class action with prejudice. On October 23, 2017, lead plaintiffs filed a Notice of Appeal, individually and on behalf of the putative class, to the United States Court of Appeals for the Second Circuit. On August 21, 2018, the Court of Appeals issued a Summary Order affirming the District Court’s dismissal with prejudice. Given the uncertainty inherent in these matters, based on assessment made after taking appropriate legal advice, the Company does not believe that the ultimate outcome of this matter will be unfavorable. Accordingly, no liability has been recorded in Group’s consolidated financial statements.

ITEM 1A. Risk Factors

See “Risk Factors” and certain updated business and related information regarding the Company and its subsidiaries as set forth under the audited consolidated financial statements and related notes included within our Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2018	Eros International Plc

	By:	/s/ Prem Parameswaran
Name: Prem Parameswaran
Title: Chief Financial Officer